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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13D

Under the Securities Exchange Act of
1934 (Amendment No. 2)*

UNITED-GUARDIAN, INC.
(Name of Issuer)

Common Stock, $.10 par value per share
(Title of Class of Securities)

910571108
(CUSIP Number)

Kenneth H. Globus
  c/o United-Guardian, Inc.
  230 Marcus Blvd, PO Box 18050
Hauppauge, NY 11788
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910571108

1	NAME OF REPORTING PERSONS I R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kenneth H. Globus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 720,243
	8	SHARED VOTING POWER 763,050
	9	SOLE DISPOSITIVE POWER 720,243
	10	SHARED DISPOSITIVE POWER 763,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,293
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8
14	TYPE OF REPORTING PERSON (See Instructions) IN

Explanatory Note

This constitutes Amendment No. 2 (“Amendment 2”) to the Schedule 13D originally filed with Securities and Exchange Commission (“SEC”) by Kenneth H. Globus ("Globus") in March, 1995 (including all amendments thereto, "Schedule 13D") relating to Globus' ownership of the common stock (the "Stock") of United-Guardian, Inc. (the "Company"), which had been amended by Amendment No. 1 on Schedule 13D/A that was filed with the SEC on May 5, 2010. Amendment 2 is being filed to report a decrease in the number of shares of Stock of the Company beneficially owned by Globus.  Except as otherwise provided herein, Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

On May 17, 2010 Globus entered into a purchase agreement with the Company whereby the Company agreed to repurchase 350,000 shares of Globus' Stock.  The consummation of this repurchase of stock (the "Repurchase") took place on May 28, 2010.

Item 5.	Interest in Securities of the Issuer

(a)        As of May 28, 2010, and after giving effect to the Repurchase, the aggregate number and percentage of the class of outstanding Stock beneficially owned by Globus is 1,555,293 and  33.8%, respectively. Of these shares, 569,293 are owned directly by Globus, and 986,000 are owned indirectly as follows:

760,000 as co-trustee under the Alfred Globus Testamentary Trust

72,000 by wife

77,000 as trustee for Julie Globus

77,000 as trustee for Lisa Globus

(b) Globus has the sole power to vote and dispose of 566,243 shares of Stock held in his own name and 154,000 shares of Stock held in trust for his children.  Globus has the joint power to vote and dispose of 3,050 shares of Stock held jointly with his wife and 760,000 shares of Stock that he controls jointly as co-trustee of the Alfred Globus Testamentary Trust (the "Trust").

Globus does not have any power to vote or dispose of the 72,000 shares of Stock owned by his wife.

(c) There were no other unreported transactions by Globus in the class of Stock to which this Statement relates during the past sixty days other than as specified in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Globus is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies, other than as specified in Item 4 above in regard to the Repurchase.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2010

/s/ KENNETH H. GLOBUS
  Kenneth H. Globus